FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Vincent Oil Field Commences Production

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 28, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

August 28, 2008

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Vincent Oil Field Commences Production

Mitsui & Co. Ltd. (“Mitsui”) announced today that the Vincent Oil Project (“the Project”), in which Mitsui’s wholly owned subsidiary, Mitsui E&P Australia Pty Ltd (“MEPAU”) owns a 40% interest, has successfully commenced first oil production on August 27. Initial production rates are expected to ramp up to 50,000 barrels of oil per day (MEPAU’s share: 20,000 barrels of oil per day), and naturally decline to about 40,000 barrels of oil per day by year end, after which production from additional wells is expected to supplement the decline in production.

Outlined below is a summary of the Project;

Location	Permit Block WA-28-L in Offshore Northwestern Australia (refer to attached “Map of Permit Blocks”)

Production Facility	Floating Production Storage & Offloading Facility (FPSO) (Storage Capacity: Approx 1,200,000 barrels of oil)

Operator	Woodside Energy Ltd. (60% interest)

In March 2004, MEPAU acquired its 40% interest in each of production license WA-28-L and exploration permit WA-271-P, which together contained three discovered but undeveloped oil fields: Enfield, Vincent and Laverda. Vincent was first discovered in 1998 and the Final Investment Decision was subsequently made in March 2006. The oil field was developed jointly with operator Woodside Energy Ltd., the largest oil and gas exploration and production company in Australia.

Mitsui has positioned the Oceania region as one of the core areas of its oil and gas up-stream business. The region’s political stability and competitive location make it a stable source of energy supply for the Asia Pacific countries, including Japan. Mitsui aims to pursue continuous exploration and production of natural resources in the region, contributing to Oceania’s regional economics.

Attachment: Map of Permit Block

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7596

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.